UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
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FORM 6-K
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REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Dated March 21, 2023

Commission File Number: 001-40286
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Arrival
(Exact Name of Registrant as Specified in Its Charter)
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Grand Duchy of Luxembourg
(Jurisdiction of Incorporation or Organization)
60a, rue des Bruyeres, L-1274 Howald,
Grand Duchy of Luxembourg
(Address of Principal Executive Offices)
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Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN EACH OF THE REGISTRATION STATEMENTS ON FORM F-3 (FILE NO. 333-254885, FILE NO. 333-266472 AND FILE NO. 333-270019) AND THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-259673) OF ARRIVAL AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

On March 16, 2023, Arrival (the “Company”) issued a press release announcing that Dr. Yunseong Hwang has stepped down from Arrival’s Board of Directors, effective immediately. A copy of the press release is furnished as Exhibit 99.1 to this report on Form 6-K.

Exhibit Index

Exhibit Number	Exhibit Title
99.1	Press Release issued by Arrival on March 21, 2023

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

ARRIVAL

By     /s/ John Wozniak
Name:     John Wozniak
Title:     Chief Financial Officer
Dated: March 21, 2023

Exhibit 99.1

Dr. Yunseong Hwang Steps Down from Arrival’s Board of Directors

Luxembourg, March 16, 2023 - Arrival (NASDAQ: ARVL; the “Company”), inventor of a unique new method of design and production of electric vehicles (EVs) by local Microfactories, has announced today that Dr. Yunseong Hwang has stepped down from the Arrival Board of Directors, effective immediately.

Dr. Hwang has served on Arrival’s Board of Directors since July 2021 and was a member of the Nominating and Corporate Governance Committee.

“I have enjoyed working with Arrival, the senior leadership team and my fellow board members and am grateful for having had the opportunity to serve on Arrival’s board for the last year and a half. I offer my best wishes for the company’s success,” said Dr. Hwang upon his resignation.

“Arrival has greatly benefited from Yunseong’s extensive industry experience and we have been very fortunate to have his guidance on our board since 2021. We wish him all the best and thank him for his service,” said Denis Sverdlov, Founder and Chairman of the Board.

About Arrival

Arrival’s mission is to master a radically more efficient New Method to design, produce, sell and service purpose-built electric vehicles, to support a world where cities are free from fossil fuel vehicles. Arrival’s in-house technologies enable a unique approach to producing vehicles using rapidly-scalable, local Microfactories. Arrival (NASDAQ: ARVL) is a joint stock company governed by Luxembourg law.

Media Contacts For Arrival

Media
pr@arrival.com
Investors
ir@arrival.com